PRESS RELEASE

BROOKFIELD PROPERTIES ENTERS INTO JOINT VENTURE TO
ACQUIRE 50% INTEREST IN 100 BISHOPSGATE
 IN CITY OF LONDON
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Partnership Signifies Company’s Expansion to Property Interests
Outside of North America

NEW YORK, March 31, 2010 – Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that it has entered into a joint venture with Great Portland Estates (GPE) – a United Kingdom-based REIT – to acquire a 50% ownership interest in the 100 Bishopsgate partnership (“JV”) for $64 million (£43 million). The partnership is a 50:50 joint venture with all income, expenditures and capital costs to be shared equally.

The JV holds all of GPE’s Bishopsgate holdings in the City of London, forming the two-acre Bishopsgate development site (“the Site”). The Site, ideally located in the heart of the City, close to the Liverpool Street Station, currently houses 252,000 rentable square feet of existing buildings yielding approximately $11 million (£7.4 million) of net operating income from in-place leases.

Planning consent was achieved by GPE in May 2008 for a total of 820,000 square feet of office, ancillary retail, public library and new Livery Hall space in two buildings, including a forty-story office tower. It is anticipated that the JV will submit a revised planning application in 2010 which may include revisions to the consented scheme, positioning 100 Bishopsgate for development thereafter.

 “With its prominent address and proximity to Liverpool Street Station, GPE has assembled one of the most dynamic sites in the heart of the City of London,” said Ric Clark, chief executive officer of Brookfield Properties. “Combining GPE’s local expertise and reputation with Brookfield’s construction and development skills and global tenant relationships, makes this an exciting and compelling opportunity for Brookfield Properties.”

“We are delighted to be working together with Brookfield on what promises to be a building of the highest quality in a prime City location,” said Toby Courtauld, chief executive of GPE. “Bringing together Brookfield’s undoubted skills in delivering buildings of this kind with our local expertise provides a powerful combination.”

Under terms of the agreement, Brookfield will manage construction and development, including the initial lease-up of the new properties, which will be designed and built to the same best-in-class standards as the company’s recently developed office buildings in North America.

Brookfield Properties has developed over three million square feet of new premier office properties in North America in the past decade, including 300 Madison Avenue in New York, 77 K Street in Washington, DC, Bay Adelaide Centre in Toronto and Bankers Court in Calgary. The new interest in 100 Bishopsgate adds to the company’s existing 15-million-square-foot North American development pipeline.

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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 110 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contact:  Melissa Coley, Vice President, Investor Relations and Communications
telephone: (212) 417–7215; email: melissa.coley@brookfieldproperties.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.  Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies to be adopted under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.